26 April 2002
Number: 22/02

BHP BILLITON PRODUCTION REPORT FOR THE QUARTER Ended 31 MARCH 2002

BHP Billiton today released its production report for the quarter ended 31 March, 2002. The results demonstrate a solid operational performance in the face of extremely difficult market conditions.

Production of most major commodities was in line with both the corresponding period last year and the December 2001 quarter. Energy coal sales volumes were impacted by the weakening of European markets after an unseasonably warm winter and an influx of non-traditional European supply sources. Lower US domestic sales due to reduced customer demand also negatively impacted energy coal volumes.

  Aluminium production was in line with the March 2001 quarter and six per cent higher than the December 2001 quarter. Increased production for the March 2002 quarter was largely due to the lifting of power usage restrictions in Brazil and higher production at the Hillside aluminium smelter in South Africa following a power outage in September 2001.
  Alumina production was 15 per cent higher than the March 2001 quarter and in line with the December 2001 period. The higher year on year production mainly reflects the increased ownership (30 per cent to 86 per cent) of the Worsley Alumina refinery (Australia), effective January 2001.
  Copper production was eight per cent lower than the March 2001 quarter and 15 per cent lower than the December 2001 quarter. Decreased production over both periods reflects the decision to temporarily reduce production at Escondida (Chile) and Tintaya (Peru), following the deterioration of global copper markets. This was offset in part by the commencement of commercial production at Antamina (Peru) in October 2001.
  Iron Ore production was eight per cent higher than the March 2001 quarter and five per cent lower than the December 2001 period. Lower iron ore shipments were recorded between the December 2001 and March 2002 periods due mainly to lower demand from Asian markets as a result of seasonal factors. West Australian iron ore production was 11 per cent higher than the March 2001 period due to increased tonnages from Mt Newman.
  Metallurgical Coal production was five per cent lower than the corresponding period last year and 10 per cent higher than the December 2001 quarter. Decreased year on year production reflects the equalisation of Queensland (Australia) coal interests with Mitsubishi to form the BHP Billiton Mitsubishi Alliance in June 2001. Excluding this impact, Queensland coal production and shipments increased during both periods due to the benefits of the Blackwater integration and the negative impact of industrial disputes in the March quarter last year.
  Boodarie Iron production was suspended on 12 March, 2002 following a tube failure in a gas re-heating furnace. All four trains were shut down pending an investigation into the failure.

As a result of the failure and subsequent suspension of production, BHP Billiton declared 'force majeure' at Boodarie Iron on 26 March 2002. Safety of personnel is the paramount consideration at all BHP Billiton operations and production will not resume until the detailed investigation and necessary rectification work is completed.

BHP Billiton is working with customers, suppliers and contractors to minimise disruptions and will provide further information when it becomes available.

  Nickel production was six per cent higher than the March 2001 quarter and in line with the December 2001 period. Higher production and sales were recorded at Cerro Matoso (Colombia) over both periods following the continued ramp-up of operations. Production and sales at Yabulu were in line with both the March 2001 quarter and the December 2001 quarter.
  Energy Coal production was 16 per cent lower than the March 2001 quarter and seven per cent lower than the December 2001 quarter. As advised at the beginning of this report the lower export production figures reflect reduced customer demand. In addition, the lower production is due to the divestment of the Matla and Glisa mines (South Africa) in the June 2001 quarter, the accelerated closure of operations at Rietspruit (South Africa) in November 2001 and the divestment of BHP Billiton's 80 per cent interest in the PT Arutmin energy coal assets (Indonesia) to PT Bumi Resources in October 2001.

In response to the recent softening of global energy coal markets, BHP Billiton's wholly owned subsidiary, Ingwe Coal, will further revise production plans resulting in a short-term reduction in energy coal available for the export market. At this stage, Ingwe will not replace the four million tons per annum of export coal shut-in following the accelerated closure of the Rietspruit mine (BHP Billiton 50 per cent). In addition, Ingwe will accelerate closure of the Blinkpan Shaft at the Koornfontein Mine (South Africa) and will further reduce export production by approximately 800,000 tonnes over the next three months through various adjustments to operating plans at the Optimum, Middelburg and Douglas mines in South Africa.

  Oil and Condensate production was in line with both the March 2001 quarter and the December 2001 quarter. Natural field decline at Griffin (Australia) was offset by higher production in the March 2002 quarter following the completion of repairs to the Scindian 3 flowline (full production resumed in January 2002) and the Griffin-9 infill program.

Natural field decline at Bass Strait (Australia) was offset in part by the ongoing success of the West Tuna infill program. Lower production was recorded at Laminaria (Australia) during the March 2002 quarter, while the start of operations at Typhoon (USA) in July 2001 had a positive impact on the year on year production figures.

  Natural Gas production was in line with the March 2001 quarter and 13 per cent lower than the December 2001 quarter. Lower year on year Bass Strait (Australia) production was mainly due to the cooler south east Australian summer, resulting in less gas being used to supplement electricity generation. In addition, lower volumes from the Liverpool Bay, Bruce and Keith fields (UK) during the March 2002 quarter were largely due to the end of the northern winter. This was partially offset by the commencement of gas production at the Zamzama field (Pakistan) in March 2001 and Typhoon (USA) in July 2001.
  Raw Steel production was in line with both the March 2001 quarter and the December 2001 period. Steel despatches from flat and coated operations were eight per cent above the March 2001 quarter and Australian domestic despatches were almost six per cent above the same quarter. In addition, Australian export despatches were up almost 20 per cent on the March 2001 period. This was in part offset by lower production at New Zealand steel due to planned maintenance and lower despatches from overseas plants.
  Ekati™ Diamond production was 149 per cent higher than the March quarter last year and in line with the December 2001 quarter following the acquisition of Dia Met Minerals Ltd, effective 1 July 2001. Slightly higher production was recorded for the March 2002 quarter following the commencement of production from the Misery pipe in December 2001. As advised previously, the Misery pipe will provide a small but consistent proportion of the Ekati™ mine's total output.
  Titanium Minerals Lower sales volumes were recorded at Richards Bay Minerals due to softer global markets. (Note: Due to confidentiality agreements with joint venture partners, production figures for Richards Bay Minerals are not contained in this report.)

Further news and information can be found on our Internet site: www.bhpbilliton.com

Australia Dr. Robert Porter, Investor Relations Tel: + 61 3 9609 3540 Mobile: +61 419 587 456 email: Robert.Porter@bhpbilliton.com	United Kingdom/South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com
Mandy Frostick, Media Relations Tel: +61 3 9609 4157 Mobile: +61 419 546 245 email: Mandy.J.Frostick@bhpbilliton.com	Ariane Gentil, Manager Communications Tel: +44 20 7747 3977 Mobile: + 44 7881 518 715 email: Ariane.Gentil@bhpbilliton.com
United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com

BHP BILLITON PRODUCTION SUMMARY
		QUARTER ENDED			9 MONTHS ENDED		% CHANGE
							MAR Q02	MAR Q02	YTD 02
		MARCH	DEC	MARCH	MARCH	MARCH	vs	vs	vs
		2001	2001	2002	2002	2001	MAR Q01	DEC Q01	YTD 01

ALUMINIUM
Alumina	('000 tonnes)	868	965	996	2,925	1,940	15%	3%	51%
Aluminium	('000 tonnes)	250	235	250	729	734	0%	6%	-1%

BASE METALS
Copper	('000 tonnes)	204.9	221.3	187.6	611.0	584.8	-8%	-15%	4%
Lead	(tonnes)	46,548	53,212	64,065	171,309	150,596	38%	20%	14%
Zinc	(tonnes)	29,755	46,719	46,493	122,614	90,776	56%	0%	35%
Gold	(ounces)	56,147	74,162	67,056	210,900	149,703	19%	-10%	41%
Silver	('000 ounces)	6,824	9,209	11,073	28,464	22,959	62%	20%	24%
Molybdenum	(tonnes)	123	153	121	426	260	-2%	-21%	64%

CARBON STEEL MATERIALS
Iron ore	('000 tonnes)	15,274	17,283	16,464	50,827	48,784	8%	-5%	4%
Metallurgical coal	('000 tonnes)	9,498	8,149	8,989	26,173	26,339	-5%	10%	-1%
Manganese ores	('000 tonnes)	917	888	891	2,751	2,838	-3%	0%	-3%
Manganese alloys	('000 tonnes)	160	165	166	450	508	4%	1%	-11%
Hot briquetted iron	('000 tonnes)	177	384	277	1,047	573	57%	-28%	83%

STAINLESS STEEL MATERIALS
Nickel	('000 tonnes)	16.8	17.5	17.8	51.2	44.0	6%	2%	16%
Chrome ores	('000 tonnes)	674	609	549	1,787	2,493	-18%	-10%	-28%
Ferrochrome	('000 tonnes)	192	206	201	614	714	5%	-2%	-14%

ENERGY COAL	('000 tonnes)	23,010	20,623	19,236	62,264	69,673	-16%	-7%	-11%

PETROLEUM
Crude oil and condensate	('000 bbl)	19,911	19,747	19,644	58,883	60,731	-1%	-1%	-3%
Natural gas	(bcf)	67.61	76.23	66.31	213.77	190.19	-2%	-13%	12%
LPG	('000 tonnes)	170.62	173.01	161.20	516.92	498.22	-6%	-7%	4%
Ethane	('000 tonnes)	15.69	18.59	18.87	61.51	48.86	20%	2%	26%

BHP STEEL
Raw steel	('000 tonnes)	1,277	1,262	1,251	3,895	4,104	-2%	-1%	-5%
Marketable steel products	('000 tonnes)	1,345	1,169	1,396	3,942	4,038	4%	19%	-2%

EXPLOR'N, TECH & NEW BUS
Diamonds	('000 carats)	375	928	932	2,627	1,002	149%	0%	162%

BHP BILLITON ATTRIBUTABLE PRODUCTION
		QUARTER ENDED					9 MONTHS ENDED
	BHP Billiton	MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
	Interest	2001	2001	2001	2001	2002	2002	2001

ALUMINIUM
ALUMINA
Production ('000 tonnes)
Worsley (a)	86%	541	674	662	671	677	2,010	958
Suriname	45%	213	211	219	209	208	636	641
Alumar	36%	114	113	83	85	111	279	341
Total		868	998	964	965	996	2,925	1,940

ALUMINIUM
Production ('000 tonnes)
Hillside	100%	122	123	125	117	127	369	375
Bayside	100%	44	43	44	45	43	132	135
Alumar	46.3%	42	43	35	32	39	106	129
Valesul	45.5%	11	9	8	9	9	26	34
Mozal (b)	47%	31	32	32	32	31	95	61
Total		250	250	244	235	250	729	734

BASE METALS (c)
COPPER
Payable metal in concentrate ('000 tonnes)
Escondida (d)	57.5%	98.3	89.1	89.3	80.1	75.3	244.7	313.6
Tintaya (d)	100%	18.4	20.1	20.9	22.9	0.8	44.7	64.9
Antamina (f)	33.8%	-	-	-	26.2	25.1	51.4	-
Alumbrera (e)	25%	10.8	11.9	11.6	12.0	12.3	35.9	20.7
Highland Valley (e)	33.6%	14.8	14.1	16.1	16.0	14.2	46.3	30.9
Selbaie	100%	3.3	2.9	2.5	2.7	2.5	7.6	9.9
Total		145.5	138.1	140.4	159.9	130.3	430.6	439.9

Cathode ('000 tonnes)
Escondida (d)	57.5%	21.0	22.0	21.9	21.9	21.2	65.0	61.4
Cerro Colorado (e)	100%	32.0	33.8	34.0	33.8	31.3	99.2	62.9
San Manuel	100%	2.5	2.3	2.3	2.2	1.8	6.3	7.9
Pinto Valley	100%	3.9	3.8	3.4	3.4	3.1	9.9	12.6
Total		59.4	62.0	61.6	61.4	57.4	180.4	144.9

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	45,228	54,271	52,879	51,914	63,172	167,965	146,059
Pering	100%	1,320	1,486	1,153	1,298	893	3,344	4,537
Total		46,548	55,757	54,032	53,212	64,065	171,309	150,596

ZINC
Payable metal in concentate (tonnes)
Cannington	100%	15,877	17,176	14,058	17,285	15,002	46,346	47,019
Antamina (f)	33.8%	-	-	-	16,010	18,826	34,836	-
Selbaie	100%	8,868	7,969	9,456	8,106	8,495	26,058	28,245
Pering	100%	5,010	5,397	5,888	5,318	4,169	15,375	15,512
Total		29,755	30,542	29,402	46,719	46,493	122,614	90,776

Refer footnotes on page 5.

BASE METALS (continued)
GOLD
Payable metal in concentrate (ounces)
Escondida (d)	57.5%	10,582	10,302	10,641	12,166	11,837	34,645	39,295
Tintaya (d)	100%	5,146	7,693	10,249	11,500	503	22,252	16,731
Alumbrera (e)	25%	31,947	42,205	42,584	45,567	49,064	137,215	63,960
Selbaie	100%	8,472	8,198	6,207	4,929	5,651	16,788	29,717
Total		56,147	68,397	69,682	74,162	67,056	210,900	149,703

SILVER
Payable metal in concentrate ('000 ounces)
Cannington	100%	6,462	7,806	7,804	7,915	9,980	25,699	21,682
Antamina (f)	33.8%	-	-	-	617	590	1,207	-
Selbaie	100%	362	259	379	676	504	1,558	1,278
Total		6,824	8,065	8,183	9,209	11,073	28,464	22,959

MOLYBDENUM
Payable metal in concentrate (tonnes)
Highland Valley (e)	33.6%	123	125	152	153	121	426	260

CARBON STEEL MATERIALS
IRON ORE
Production ('000 tonnes)
Mt Newman Joint Venture	85%	4,591	5,239	5,973	6,423	5,565	17,961	15,711
Goldsworthy Joint Venture	85%	1,453	1,788	1,656	1,667	1,434	4,757	4,813
Yandi Joint Venture	85%	6,354	6,882	7,046	6,933	6,614	20,593	19,274
Jimblebar	100%	991	1,272	1,182	1,332	1,211	3,725	3,371
Samarco	50%	1,885	1,893	1,223	928	1,640	3,791	5,615
Total		15,274	17,074	17,080	17,283	16,464	50,827	48,784

METALLURGICAL COAL (g)
Production ('000 tonnes)
CQCA Joint Venture (h)	50%	3,519	4,064	4,002	3,908	5,156	13,066	11,274
South Blackwater (i)	50%	-	-	670	524	-	1,194	-
Gregory Joint Venture (h)	50%	845	960	486	408	861	1,755	2,666
BHP Mitsui Coal (j)	80%	1,678	1,802	1,823	1,467	1,707	4,997	4,617
QCT Resources (k)	50%	1,837	2,087	-	-	-	-	3,097
Illawarra	100%	1,619	1,889	2,055	1,841	1,265	5,161	4,685
Total		9,498	10,802	9,035	8,149	8,989	26,173	26,339

MANGANESE ORES
Saleable production ('000 tonnes)
South Africa (l)	60%	538	490	467	501	424	1,392	1,672
Australia (l)	60%	379	446	505	387	467	1,359	1,166
Total		917	936	973	888	891	2,751	2,838

Refer footnotes on page 5.

CARBON STEEL MATERIALS (cont'd)
MANGANESE ALLOYS
Saleable production ('000 tonnes)
South Africa (l)	60%	96	85	69	101	115	285	313
Australia (l)	60%	64	51	50	63	51	164	195
Total		160	136	119	165	166	450	508

HOT BRIQUETTED IRON
Production ('000 tonnes)
Boodarie™ Iron	100%	177	276	386	384	277	1,047	573

STAINLESS STEEL MATERIALS
NICKEL
Production ('000 tonnes)
CMSA	99.8%	9.4	9.1	9.6	10.4	10.5	30.5	22.7
Yabulu	100%	7.4	7.7	6.3	7.1	7.3	20.7	21.3
Total		16.8	16.8	15.9	17.5	17.8	51.2	44.0

CHROME ORES
Saleable production ('000 tonnes)
South Africa (l)	60%	674	665	629	609	549	1,787	2,493

FERROCHROME
Saleable production ('000 tonnes)
South Africa (l)	60%	192	194	207	206	201	614	714

ENERGY COAL
Production ('000 tonnes)
South Africa	100%	14,379	14,571	14,538	13,724	13,633	41,895	46,751
USA	100%	3,993	3,890	3,106	3,170	3,266	9,542	11,035
Australia	100%	1,512	1,329	1,173	863	1,129	3,165	3,974
Indonesia (m)	80%	2,035	2,291	2,450	1,778	186	4,414	6,135
Colombia (n)	33%	1,091	1,053	1,138	1,088	1,022	3,248	1,778
Total		23,010	23,134	22,405	20,623	19,236	62,264	69,673

PETROLEUM
Production
Crude oil & condensate	(000 bbl)	19,911	18,378	19,492	19,747	19,644	58,883	60,731
Natural gas	(bcf)	67.61	71.64	71.24	76.23	66.31	213.77	190.19
LPG	('000 tonnes)	170.62	175.60	182.71	173.01	161.20	516.92	498.22
Ethane	('000 tonnes)	15.69	18.53	24.05	18.59	18.87	61.51	48.86

BHP STEEL
Production ('000 tonnes)
Raw steel	100%	1,277	1,328	1,382	1,262	1,251	3,895	4,104
Marketable steel products	100%	1,345	1,469	1,377	1,169	1,396	3,942	4,038

Refer footnotes on page 5.

EXPLORATION, TECH & NEW BUSINESS
DIAMONDS
Production ('000 carats)
Ekati™ (o)	80%	375	427	767	928	932	2,627	1,002

(a) Interest in Worsley increased from 30% to 86% effective January 2001.
(b) Mozal produced its first metal in June 2000 and achieved full commissioning of its 253,000 tpa capacity in December 2000.
(c) Metal production is reported on the basis of payable metal.
(d) Production at Escondida and Tintaya was temporarily reduced in November 2001 and January 2002 respectively due to weak market conditions.
(e) Included from 1 October 2000, the effective date of the acquisition of Rio Algom.
(f) Antamina commenced commercial production in October 2001.
(g) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(h) BHP Billiton interest is 50% from 28 June 2001 (previously CQCA joint venture 52.1% and Gregory joint venture 64.14%).
(i) BHP Billiton acquired its share of South Blackwater in July 2001. South Blackwater is equally owned by BHP Billiton and
Mitsubishi Development Pty Ltd. Effective January 2002, South Blackwater production is reported in CQCA Joint Venture.
(j) Shown on 100% basis before 20% outside equity interest.
(k) Production reported represents BHP Billiton's 50% equity interest in MetCoal Holdings. MetCoal Holdings is equally owned by
BHP Billiton and Mitsubishi Development Pty Ltd and acquired QCT Resources Limited (QCT) in November 2000. In June 2001,
Mitsubishi acquired the balance of the shares in QCT from BHP Billiton.
(l) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(m) Production shown on 86.5% basis after allowing for Indonesian state owned corporation's 13.5% share of production.
BHP Billiton sold its interest in the Senakin and Satui mines effective 30 November 2001.
(n) Carbonnes del Cerrejon (BHP Billiton 33.3%) and Cerrejon Zona Norte (BHP Billiton 16.7%) were acquired in September 2000 and November 2000 respectively. BHP Billiton increased its interest in CZN to 33.3% effective February 2002.
(o) Interest in Ekati™ increased from 51% to 80% effective July 2001.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					9 MONTHS ENDED
	MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
	2001	2001	2001	2001	2002	2002	2001
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

ALUMINA
Production
Worsley, Australia (a)	541	674	662	671	677	2,010	958
Paranam, Suriname	213	211	219	209	208	636	641
Alumar, Brazil	114	113	83	85	111	279	341
Total	868	998	964	965	996	2,925	1,940

Sales
Worsley, Australia (a)	388	725	692	638	656	1,987	778
Paranam, Suriname	224	186	224	221	205	650	632
Alumar, Brazil	120	116	79	88	101	268	346
Total	732	1,027	995	947	962	2,904	1,756

(a) Interest in Worsley increased from 30% to 86% effective January 2001.

ALUMINIUM
Production
Hillside, South Africa	122	123	125	117	127	369	375
Bayside, South Africa	44	43	44	45	43	132	135
Alumar, Brazil	42	43	35	32	39	106	129
Valesul, Brazil	11	9	8	9	9	26	34
Mozal, Mozambique (b)	31	32	32	32	31	95	61
Total	250	250	244	235	250	729	734

Sales
Hillside, South Africa	121	124	123	117	128	368	374
Bayside, South Africa	42	50	43	43	42	128	129
Alumar, Brazil	41	45	34	33	38	105	126
Valesul, Brazil	7	12	8	8	10	25	29
Mozal, Mozambique (b)	32	33	32	32	31	95	57
Total	243	264	240	233	249	721	715

(b) Mozal produced its first metal in June 2000 and achieved full commissioning of its 253,000 tpa capacity in December 2000.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					9 MONTHS ENDED
		MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
		2001	2001	2001	2001	2002	2002	2001
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile (a)
Material mined (100%)	('000 tonnes)	74,691	77,115	85,344	84,821	80,401	250,565	227,685
Sulphide ore milled (100%)	('000 tonnes)	11,128	10,650	11,205	10,060	10,452	31,717	35,021
Average copper grade	(%)	1.95%	1.82%	1.75%	1.72%	1.53%	1.67%	1.91%
Production ex Mill (100%)	('000 tonnes)	176.4	159.5	162.0	144.4	134.9	441.2	566.3

Production
Payable copper	('000 tonnes)	98.3	89.1	89.3	80.1	75.3	244.7	313.6
Payable gold concentrate	(fine ounces)	10,582	10,302	10,641	12,166	11,837	34,645	39,295
Copper cathode (SXEW)	('000 tonnes)	21.0	22.0	21.9	21.9	21.2	65.0	61.4

Sales
Payable copper	('000 tonnes)	109.5	88.3	83.8	87.0	77.0	247.7	312.1
Payable gold concentrate	(fine ounces)	11,692	9,780	8,729	12,386	10,806	31,921	39,244
Copper cathode (SXEW)	('000 tonnes)	21.8	23.1	22.9	18.0	24.6	65.4	63.7

(a) Sulphide production at Escondida was temporarily reduced in November 2001 due to weak market conditions.

Tintaya, Peru (a)
Material mined	('000 tonnes)	14,566	16,447	17,600	14,115	396	32,111	47,683
Ore milled	('000 tonnes)	1,429	1,508	1,640	1,569	71	3,280	4,793
Average copper grade	(%)	1.47%	1.56%	1.58%	1.72%	1.64%	1.65%	1.53%

Production
Payable copper	('000 tonnes)	18.4	20.1	20.9	22.9	0.8	44.7	64.9
Payable gold concentrate	(fine ounces)	5,146	7,693	10,249	11,500	503	22,252	16,731

Sales
Payable copper	('000 tonnes)	12.1	32.0	19.2	17.8	8.8	45.8	54.3
Payable gold concentrate	(fine ounces)	3,125	10,350	9,745	9,546	5,452	24,743	16,068

(a) Production at Tintaya was temporarily reduced in January 2002 due to weak market conditions.

Cerro Colorado, Chile (a)
Material mined	('000 tonnes)	13,342	14,177	13,595	16,677	15,348	45,620	28,299
Ore milled	('000 tonnes)	3,479	3,546	3,517	3,894	3,698	11,109	6,743
Average copper grade	(%)	1.09%	1.09%	1.08%	1.13%	1.03%	1.08%	1.09%

Production
Copper cathode	('000 tonnes)	32.0	33.8	34.0	33.8	31.3	99.2	62.9

Sales
Copper cathode	('000 tonnes)	32.8	33.6	34.0	31.7	33.2	98.9	63.1

(a) Cerro Colorado (BHP Billiton 100%) included from 1 October 2000, the effective date of the acquisition of Rio Algom.

Antamina, Peru (a)
Material mined (100%)	('000 tonnes)				19,970	20,548	40,518
Ore milled (100%)	('000 tonnes)				6,318	6,309	12,627
Average head grades
- Copper	(%)				1.41%	1.30%	1.36%
- Zinc	(%)				1.34%	1.44%	1.39%

Production
Payable copper	('000 tonnes)				26.2	25.1	51.4
Payable zinc	(tonnes)				16,010	18,826	34,836
Payable silver	('000 ounces)				617	590	1,207

Sales
Payable copper	('000 tonnes)				28.7	28.8	57.5
Payable zinc	(tonnes)				8,983	23,031	32,014
Payable silver	('000 ounces)				596	602	1,198

(a) BHP Billiton acquired its 33.8% interest in Antamina in October 2000 as part of the acquisition of Rio Algom. Commercial production commenced on 1 October 2001.

Alumbrera, Argentina (a)
Material mined (100%)	('000 tonnes)	25,829	27,182	29,545	28,635	25,430	83,610	53,652
Ore milled (100%)	('000 tonnes)	7,041	7,445	7,516	7,142	7,146	21,804	14,138
Average head grades
- Copper	(%)	0.71%	0.74%	0.70%	0.74%	0.76%	0.73%	0.67%
- Gold	(g/t)	0.8	1.0	1.0	1.1	1.1	1.0	0.8

Production
Payable copper	('000 tonnes)	10.8	11.9	11.6	12.0	12.3	35.9	20.7
Payable gold	(fine ounces)	30,579	39,922	40,370	42,978	45,421	128,768	60,673
Payable gold - dore	(fine ounces)	1,368	2,283	2,214	2,589	3,644	8,447	3,287

Sales
Payable copper	('000 tonnes)	9.5	14.2	9.8	13.1	12.7	35.6	17.8
Payable gold	(fine ounces)	27,635	45,999	34,461	48,223	47,261	129,946	54,455
Payable gold - dore	(fine ounces)	1,934	2,138	2,009	1,829	3,709	7,547	3,840

(a) Alumbrera (BHP Billiton 25%) included from 1 October 2000, the effective date of the acquisition of Rio Algom.

Highland Valley, Canada (a)
Material mined (100%)	('000 tonnes)	19,104	18,988	19,911	20,883	18,322	59,116	40,307
Ore milled (100%)	('000 tonnes)	11,784	11,355	12,841	12,912	11,778	37,531	24,939
Average copper grade	(%)	0.43%	0.43%	0.43%	0.42%	0.42%	0.42%	0.42%

Production
Payable copper	('000 tonnes)	14.8	14.1	16.1	16.0	14.2	46.3	30.9
Payable Molybdenum	('000 tonnes)	0.12	0.12	0.15	0.15	0.12	0.43	0.26

Sales
Payable copper	('000 tonnes)	10.7	11.6	23.2	18.8	11.6	53.5	21.2
Payable Molybdenum	('000 tonnes)	0.18	0.14	0.14	0.10	0.17	0.41	0.38

(a) Highland Valley (BHP Billiton 33.6%) included from 1 October 2000, the effective date of the acquisition of Rio Algom.

Cannington, Australia
Material mined	('000 tonnes)	464	507	543	555	569	1,667	1,354
Ore milled	('000 tonnes)	422	490	496	538	567	1,601	1,290
Average head grades
- Silver	(g/t)	539	577	598	567	619	595	607
- Lead	(%)	12.7%	13.2%	13.2%	12.1%	12.7%	12.7%	13.3%
- Zinc	(%)	5.5%	5.5%	4.8%	5.3%	4.6%	4.9%	5.3%

Production
Payable silver	('000 ounces)	6,462	7,806	7,804	7,915	9,980	25,699	21,682
Payable lead	(tonnes)	45,228	54,271	52,879	51,914	63,172	167,965	146,059
Payable zinc	(tonnes)	15,877	17,176	14,058	17,285	15,002	46,346	47,019

Sales
Payable silver	('000 ounces)	8,107	8,681	7,231	8,045	9,383	24,659	21,678
Payable lead	(tonnes)	55,949	61,243	49,423	52,577	59,712	161,712	145,064
Payable zinc	(tonnes)	20,588	17,496	13,220	17,850	19,105	50,175	45,531

Selbaie, Canada
Ore milled	('000 tonnes)	902	896	1,006	1,029	1,012	3,047	2,162
Average head grades
- Zinc	(%)	1.57%	1.42%	1.50%	1.29%	1.32%	1.37%	1.56%
- Copper	(%)	0.46%	0.42%	0.34%	0.34%	0.33%	0.34%	0.45%
- Gold	(g/t)	0.40	0.42	0.34	0.24	0.26	0.28	0.43
- Silver	(g/t)	25.22	18.12	25.02	37.23	29.10	30.50	26.49

Production
Payable zinc	(tonnes)	8,868	7,969	9,456	8,106	8,495	26,058	28,245
Payable copper	(tonnes)	3,279	2,872	2,470	2,668	2,452	7,590	9,851
Payable gold concentrate	(ounces)	8,472	8,198	6,207	4,929	5,651	16,788	29,717
Payable silver	('000 ounces)	362	259	379	676	504	1,558	1,278

Sales
Payable zinc	(tonnes)	9,110	8,406	9,959	7,932	8,697	26,588	28,273
Payable copper	(tonnes)	3,260	3,035	3,196	2,615	2,605	8,416	9,633
Payable gold concentrate	(ounces)	10,177	8,207	8,112	8,002	7,976	24,090	28,237
Payable silver	('000 ounces)	445	405	284	321	303	908	1,474

Pering, South Africa
Ore milled	('000 tonnes)	327	345	339	342	330	1,011	999
Average head grades
- Zinc	(%)	2.03%	2.09%	2.00%	1.90%	1.73%	1.88%	2.09%
- Lead	(%)	0.55%	0.60%	0.49%	0.54%	0.42%	0.48%	0.64%

Production
Payable zinc	(tonnes)	5,010	5,397	5,888	5,318	4,169	15,375	15,512
Payable lead	(tonnes)	1,320	1,486	1,153	1,298	893	3,344	4,537

Sales
Payable zinc	(tonnes)	5,170	5,060	4,900	4,859	4,745	14,504	15,086
Payable lead	(tonnes)	1,590	1,490	1,336	1,217	1,298	3,851	4,541

San Manuel, USA
Production
Copper cathode (SXEW)	('000 tonnes)	2.5	2.3	2.3	2.2	1.8	6.3	7.9

Pinto Valley, USA
Production
Copper cathode (SXEW)	('000 tonnes)	3.9	3.8	3.4	3.4	3.1	9.9	12.6

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					9 MONTHS ENDED
		MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
		2001	2001	2001	2001	2002	2002	2001
CARBON STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

IRON ORE (a)
Pilbara, Australia
Production
Mt Newman Joint Venture		4,591	5,239	5,973	6,423	5,565	17,961	15,711
Goldsworthy Joint Venture		1,453	1,788	1,656	1,667	1,434	4,757	4,813
Yandi Joint Venture		6,354	6,882	7,046	6,933	6,614	20,593	19,274
Jimblebar		991	1,272	1,182	1,332	1,211	3,725	3,371
Total (BHP Billiton share)		13,389	15,181	15,858	16,355	14,824	47,037	43,169
Total production (100%)		15,577	17,636	18,448	19,006	17,226	54,679	50,192

Shipments
Lump		3,950	3,823	3,729	3,483	3,316	10,528	11,620
Fines		11,171	11,545	12,334	12,025	11,083	35,442	33,611
Total (BHP Billiton share)		15,121	15,368	16,063	15,508	14,399	45,970	45,231
Total shipments (100%)		17,789	18,080	18,897	18,245	16,940	54,082	53,210

(a) Iron ore production and shipments are reported on a wet tonnes basis.

Samarco, Brazil
Production		1,885	1,893	1,223	928	1,640	3,791	5,615

Shipments		1,699	1,460	1,156	1,440	1,705	4,301	5,519

METALLURGICAL COAL (a)
Queensland, Australia
Production
CQCA Joint Venture (b)
Blackwater		1,066	1,130	977	1,305	1,892	4,174	3,198
Goonyella		967	1,122	986	850	1,036	2,872	2,856
Peak Downs		571	779	885	730	1,028	2,643	2,350
Saraji		504	530	627	528	676	1,831	1,545
Norwich Park		411	503	527	495	524	1,546	1,325
CQCA total		3,519	4,064	4,002	3,908	5,156	13,066	11,274

South Blackwater (c)		-	-	670	524	-	1,194	-

Gregory Joint Venture (b)		845	960	486	408	861	1,755	2,666

BHP Mitsui Coal (d)
Riverside		834	966	917	649	907	2,474	2,306
South Walker Creek		844	836	906	817	800	2,523	2,311
BHP Mitsui Coal total		1,678	1,802	1,823	1,467	1,707	4,997	4,617
Queensland total		6,042	6,826	6,980	6,307	7,724	21,012	18,557

Shipments
Coking coal		4,401	4,813	4,804	4,011	4,799	13,614	13,624
Weak coking coal		1,138	1,245	1,592	1,674	1,604	4,871	3,669
Thermal coal		474	624	631	704	764	2,099	1,764
Total		6,013	6,682	7,027	6,390	7,167	20,584	19,057

(a) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) BHP Billiton interest is 50% from 28 June 2001 (previously CQCA joint venture 52.1% and Gregory joint venture 64.14%).
(c) BHP Billiton acquired its share of South Blackwater in July 2001. South Blackwater is equally owned by BHP Billiton and
Mitsubishi Development Pty Ltd. Effective Jauary 2002, South Blackwater production is included in Blackwater.
(d) BHP Mitsui Coal production shown on 100% basis before 20% outside equity interest.

QCT Resources, Australia (a)
Production
CQCA		1,093	1,263	-	-	-	-	1,825
Gregory Joint Venture		213	242	-	-	-	-	386
South Blackwater		531	582	-	-	-	-	886
Total		1,837	2,087	-	-	-	-	3,097

Shipments
Coking coal		1,633	1,476	-	-	-	-	2,509
Weak coking coal		227	231	-	-	-	-	373
Thermal coal		209	268	-	-	-	-	454
Total		2,069	1,975	-	-	-	-	3,336

(a) Production and shipments reported represents BHP Billiton's 50% equity interest in MetCoal Holdings. MetCoal Holdings is equally owned by BHP Billiton and Mitsubishi Development Pty Ltd and acquired QCT Resources Limited (QCT) in November 2000.
In June 2001, Mitsubishi acquired the balance of the shares in QCT from BHP Billiton.

Illawarra, Australia
Production		1,619	1,889	2,055	1,841	1,265	5,161	4,685

Shipments
Coking coal		1,410	1,686	1,457	1,655	1,555	4,667	4,248
Thermal coal		67	246	136	94	49	279	360
Total		1,477	1,932	1,593	1,749	1,604	4,946	4,608

MANGANESE ORES
South Africa
Saleable production (a)		538	490	467	501	424	1,392	1,672

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

Australia
Saleable production (a)		379	446	505	387	467	1,359	1,166

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

MANGANESE ALLOYS
South Africa
Saleable production (a)		96	85	69	101	115	285	313

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

Australia
Saleable production (a)		64	51	50	63	51	164	195

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

HOT BRIQUETTED IRON
Boodarie™ Iron, Australia
Production		177	276	386	384	277	1,047	573

Shipments		238	342	358	302	391	1,051	399

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					9 MONTHS ENDED
		MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
		2001	2001	2001	2001	2002	2002	2001
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

NICKEL
CMSA, Colombia
Production		9.4	9.1	9.6	10.4	10.5	30.5	22.7

Sales		8.8	10.2	9.1	10.4	10.5	30.0	20.7

Yabulu, Australia
Production
Nickel		7.4	7.7	6.3	7.1	7.3	20.7	21.3
Cobalt		0.5	0.5	0.4	0.4	0.5	1.3	1.3

Sales
Nickel		6.5	8.2	7.7	6.9	7.3	21.9	19.1
Cobalt		0.4	0.4	0.4	0.5	0.5	1.4	1.2

CHROME ORES
South Africa
Saleable production (a)		674	665	629	609	549	1,787	2,493

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

FERROCHROME
South Africa
Saleable production (a)		192	194	207	206	201	614	714

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					9 MONTHS ENDED
		MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
		2001	2001	2001	2001	2002	2002	2001
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

Ingwe, South Africa
Production		14,379	14,571	14,538	13,724	13,633	41,895	46,751

Sales
Export		6,164	6,557	6,289	6,083	5,605	17,977	19,222
Local utility		6,957	6,821	7,477	6,780	6,979	21,236	24,328
Inland		1,207	1,110	1,092	1,111	835	3,038	3,897
Total		14,328	14,488	14,858	13,974	13,418	42,250	47,447

New Mexico, USA
Production
Navajo Coal		1,838	2,170	1,694	1,682	1,801	5,177	5,501
San Juan Coal		2,155	1,720	1,412	1,488	1,465	4,365	5,534
Total		3,993	3,890	3,106	3,170	3,266	9,542	11,035

Sales - local utility		3,566	3,434	3,407	3,489	2,882	9,778	10,916

Hunter Valley, Australia
Production		1,512	1,329	1,173	863	1,129	3,165	3,974

Sales
Export		1,190	1,201	604	571	904	2,079	2,824
Inland		396	399	398	378	342	1,118	1,023
Total		1,586	1,600	1,002	949	1,246	3,197	3,847

Kalimantan, Indonesia
Production (a)
Senakin (b)		924	1,099	1,161	801	-	1,962	2,879
Satui (b)		926	981	1,068	777	-	1,845	2,615
Petangis		185	211	221	201	186	608	641
Total		2,035	2,291	2,450	1,778	186	4,414	6,135

Sales - export		1,942	2,308	2,312	1,684	242	4,238	6,066

(a) Reported on 86.5% basis after allowing for the Indonesian state-owned corporation's 13.5% share of all production.
(b) BHP Billiton sold its interest in Senakin and Satui effective 30 November 2001.

CDC & CZN, Colombia (a)
Production		1,091	1,053	1,138	1,088	1,022	3,248	1,778

Sales - export		1,102	959	1,098	688	971	2,757	1,778

(a) Carbonnes del Cerrejon (BHP Billiton 33.3%) and Cerrejon Zona Norte (BHP Billiton 16.7%) were acquired in September 2000 and November 2000 respectively. BHP Billiton increased its interest in CZN to 33.3% effective February 2002.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					9 MONTHS ENDED
		MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
		2001	2001	2001	2001	2002	2002	2001
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE ('000 barrels)
Bass Strait		6,990	6,946	7,387	7,197	6,593	21,177	21,893
North West Shelf - condensate		1,240	1,239	1,331	1,310	1,525	4,166	3,609
North West Shelf - Wanaea/Cossack		1,820	1,757	1,652	1,919	1,851	5,422	5,387
Laminaria		3,533	3,076	3,001	2,569	1,958	7,528	11,777
Buffalo (a)		-	-	-	-	-	-	1,520
Griffin		2,241	1,194	1,037	863	1,971	3,871	5,946
Pakistan (b)		3	14	17	19	20	56	3
Typhoon (c)		-	-	835	1,443	1,507	3,785	-
Americas		941	958	918	919	917	2,754	2,711
Liverpool Bay		2,469	2,516	2,830	2,868	2,770	8,468	6,163
Bruce/Keith (d)		674	678	483	640	532	1,655	1,722
Total		19,911	18,378	19,492	19,747	19,644	58,883	60,731

NATURAL GAS (billion cubic feet)
Bass Strait		22.91	26.75	30.05	23.14	17.18	70.37	69.65
North West Shelf - Domestic		3.29	3.81	3.68	3.73	3.45	10.86	9.70
North West Shelf - LNG		14.24	13.47	15.76	15.56	15.22	46.54	43.26
Griffin		0.73	0.84	1.35	1.25	0.93	3.53	2.30
Pakistan (b)		0.40	2.03	2.66	2.83	2.94	8.43	0.40
Typhoon (c)		-	-	0.67	1.48	2.01	4.16	-
Americas		5.19	5.52	5.41	5.45	4.40	15.26	15.78
Bruce		10.43	7.59	3.28	10.65	8.44	22.36	24.82
Keith (d)		0.24	0.25	0.19	0.27	0.11	0.57	0.35
Liverpool Bay		10.18	11.38	8.19	11.87	11.63	31.69	23.93
Total		67.61	71.64	71.24	76.23	66.31	213.77	190.19

LPG ('000 tonnes)
Bass Strait		113.21	117.66	128.52	107.80	108.47	344.79	336.85
North West Shelf		30.44	31.65	36.32	35.53	33.33	105.18	92.61
Griffin		0.51	-	-	-	-	-	3.58
Bruce		23.01	24.85	16.51	28.50	18.73	63.74	61.30
Keith (d)		3.45	1.44	1.36	1.18	0.67	3.21	3.88
Total		170.62	175.60	182.71	173.01	161.20	516.92	498.22

ETHANE ('000 tonnes)		15.69	18.53	24.05	18.59	18.87	61.51	48.86

(a) Buffalo sold effective September 2000.
(b) Zamzama extended well test commenced in March 2001.
(c) Typhoon commenced production in July 2001.
(d) Keith commenced production in November 2000.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					9 MONTHS ENDED
		MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
		2001	2001	2001	2001	2002	2002	2001
BHP STEEL
BHP Billiton attributable production unless otherwise stated.
('000 tonnes)

PRODUCTION
Iron Sands
NZS, New Zealand		274	478	397	464	395	1,256	1,709
Coke
Port Kembla, Australia		578	643	661	620	626	1,907	1,793
Iron
Port Kembla, Australia		1,177	1,269	1,262	1,191	1,144	3,597	3,706
Raw Steel
Port Kembla, Australia		1,120	1,176	1,238	1,109	1,126	3,473	3,654
NZS, New Zealand		157	152	144	153	125	422	450
Total		1,277	1,328	1,382	1,262	1,251	3,895	4,104
Delta, Ohio (a)		190	197	196	196	202	594	569

Marketable Steel Products
Flat Products
Flat and Tinplate products		1,094	1,183	1,183	1,054	1,103	3,340	3,488
Coated Products
Rolled and coated products		462	474	533	400	489	1,422	1,457
Flat and coated products (NZS)		139	135	137	117	128	382	401
Rolled and coated products (offshore)		81	89	69	70	70	209	249
Building products (includes offshore)		42	42	40	36	32	108	116
Total (b)		1,345	1,469	1,377	1,169	1,396	3,942	4,038
Delta, Ohio (a)		186	193	192	192	198	582	557

DESPATCHES (c)
Business unit despatches
Flat Products		1,098	1,294	1,128	996	1,164	3,288	3,410
Coated Products		666	813	746	657	648	2,051	2,089
Total (d)		1,282	1,587	1,296	1,153	1,386	3,835	3,755

External despatches
Australia	Domestic (e)	515	585	691	569	545	1,805	1,503
	Export	546	757	387	391	653	1,431	1,602
New Zealand	Domestic (e)	56	55	61	56	60	177	185
	Export	77	97	83	67	58	208	200
Other offshore		88	93	74	70	70	214	265
Total		1,282	1,587	1,296	1,153	1,386	3,835	3,755
Delta, Ohio (a)		190	191	191	189	208	588	557

(a) Production and despatches reported is that proportion determined by BHP Steel's equity interest in North Star BHP LLC (50%).
(b) Total excludes production for intra-business sales. Therefore, the total figure is less than the sum of the individual businesses.
(c) Steel products only. Excludes pig iron and by-products.
(d) Total excludes intra-business sales. Therefore, the total figure is less than the sum of the individual businesses.
(e) Includes despatches to OneSteel Limited from 1 November 2000.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					9 MONTHS ENDED
		MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
		2001	2001	2001	2001	2002	2002	2001
EXPLORATION, TECHNOLOGY & NEW BUSINESS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
Ekati™, Canada
Production (a)	('000 carats)	375	427	767	928	932	2,627	1,002

(a) Interest in Ekati™ increased from 51% to 80% effective July 2001.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia